UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

References are made to the announcement made by Kandal M Venture Limited (the “Company”) on December 31, 2025, in relation to change of director and chief executive officer of the Company. The Company announced that, Mr. Fok Yui Kwong, is appointed as an executive director and the chief executive officer of the Company (the “CEO”) with effect from February 1, 2026 and Mr. Ngee Woon Lim, an executive director and the current CEO, will cease to serve as the CEO and executive director of the Company with effect from February 1, 2026.

We would like to express our greatest appreciation for Mr. Lim’s valuable contribution to the Company.

Prior to joining the Group, Mr. Fok has over 16 years management experience as chief financial officer and executive director in a leading PCB manufacturing firm. He also has over 14 years banking experience in leading banks in Hong Kong. Mr. Fok received a Bachelor of Economics Degree from the Hong Kong University of Science and Technology in 1995 and has been an ACCA member since 2002.

Mr. Fok has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which he had, or will have, a direct or indirect material interest.

On February 3, 2026, the Company issued a press release discussing the above, which is filed as exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated February 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: February 3, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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